UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub:	Intimation - High Court verdict

Please note that the Division Bench of Madras High Court at Chennai, has pronounced the judgement on 18.08.2020 through Video Conference in the batch of Writ Petitions that were filed by Vedanta Limited challenging the refusal by the TN Pollution Control Board to renew Consent to Operate and against the Permanent Closure order passed by the State of TN. The Bench has dismissed all the Writ Petitions filed by Vedanta Limited. Vedanta Limited is taking advice from its legal counsels and taking urgent steps to approach Supreme Court and appeal against the order of the Division Bench of Madras High Court.

We request you to please take the above on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2020	VEDANTA LIMITED

	By:	/s /Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer